

September 8, 2020

Paul R. Lundstrom
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore 486123

> **Re: FLEX LTD.**
> **Form 10-K for the Year Ended March 31, 2020**
> **Filed May 28, 2020**
> **Form 10-Q for the Period Ended June 26, 2020**
> **Filed August 5, 2020**
> **File No. 000-23354**

Dear Mr. Lundstrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 26, 2020

Results of Operations
Gross profit, page 31

1. Please revise this discussion in future filings to separately quantify and discuss factors responsible for changes in the levels of your cost of sales, including the impact of material variances in components that offset each other. Consider providing this information by segment also. Refer to our interpretive guidance provided in SEC Release FR-72.

2. In a related matter, where multiple factors result in period over period variances in future filings, please revise your MD&A discussions of these income and expense line items to identify and quantify the relative contribution of each of the factors and to explain the reason for the changes. Refer to SEC Release FR-72.

Segment Income, page 32

3.   We note that in the tables on pages 32 ad 33 you present total segment income and total segment margin amounts, which appear to be non-GAAP measures as noted in Question 104.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future filings to identify the measures as non-GAAP and to provide the disclosures required by Item 10(e) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Effie Simpson at (202) 551-3346 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Heather Childress